Mail Stop 3720

January 25, 2007

Mr. Li, Gang
Chairman, President
  and Chief Executive Officer
Diagnostic Corporation of America
21-Jia Bei Si Dong Road
Tie Xi Qu
Shen Yang, P.R.
China

>   **Re: Diagnostic Corporation of America**
>   **Item 4.01 Form 8-K/A**
>   **Filed January 25, 2007**
>   **File No. 000-50155**

Dear Mr. Li:

We have reviewed your supplemental response letter dated January 24, 2007 as well as the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

1.   Please revise your Form 8-K to (a) disclose the date that Lake & Associates CPA's, LLC was engaged, as required by Item 304(a)(2) of Regulation S-B, (b) state whether Lake & Associates CPA's, LLC resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-B, and (c) state whether the decision to change accountants was recommended or approved by the board of directors as required by Item 304(a)(1)(iii) of Regulation S-B.

2.   You currently disclose that there have been no disagreements with your former accountant, Rotenberg & Co., LLP, in connection with prior audits, for the fiscal years ended December 31, 2005 and 2004, and the review for the interim period

up to June 30, 2006. As previously requested, please amend your filing to state, if true, that there have been no disagreements with your former accountant during these two most recent fiscal years through the interim period from the date of the last audited financial statements to January 11, 2007, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

3.   Additionally, you currently disclose that there have been no disagreements with your former accountant, Lake & Associates CPA's, LLC, in connection with the review for the interim period from July 1, 2006 to January 11, 2007. Please amend your filing to state, if true, that there have been no disagreements with your former accountant during the two most recent fiscal years (or since date of engagement, if shorter period) through the date of separation. See Item 304(a)(1)(iv) of Regulation S-B.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file updated Exhibit 16 letters from your former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief

CC: Chris Cottone, Greentree Financial Group, Inc.